UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

BBB Foods Inc. Announces Pricing of Follow-On Offering

Mexico City, May 28, 2026 – BBB Foods Inc. (“Tiendas 3B”) announced today the pricing at a price of $32.50 per share of an underwritten public offering of an aggregate of 13,304,174 of its Class A common shares of which 700,000 Class A common shares are being offered by Tiendas 3B and 12,604,174 Class A common shares are being offered by certain selling shareholders. The gross proceeds to Tiendas 3B are expected to be approximately $22.75 million and the gross proceeds to the selling shareholders are expected to be approximately $409.64 million, in each case before deducting underwriting discounts and commissions and other offering expenses. The offering is expected to close on or about June 1, 2026, subject to customary closing conditions. The Class A common shares are being offered pursuant to an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”).

In connection with the offering, Tiendas 3B has granted the underwriters a 30-day option to purchase up to 1,995,626 additional Class A common shares from Tiendas 3B. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Tiendas 3B intends to use the net proceeds from the primary portion of the offering for general corporate purposes, which may include making strategic investments.

J.P. Morgan and Morgan Stanley are acting as global coordinators of the offering. BTG Pactual, Santander and Scotiabank are acting as joint bookrunners.

Tiendas 3B has filed with the SEC an automatically effective shelf registration statement (including a prospectus) and a preliminary prospectus supplement relating to and describing the terms of the offering. The offering is being made only by means of a prospectus and a prospectus supplement that are part of that registration statement. Before you invest, you should read the prospectus in that registration statement, including the documents incorporated by reference therein, any accompanying prospectus supplement and other documents Tiendas 3B has filed or will file with the SEC for more complete information about Tiendas 3B and the offering. The final terms of the offering will be disclosed in a final prospectus supplement to be filed with the SEC.

Copies of the registration statement, the preliminary prospectus supplement and the final prospectus supplement relating to and describing the terms of the offering and any documents incorporated by reference therein, can be accessed, when available, for free through the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement, the final prospectus and accompanying prospectus may also be obtained from: J.P. Morgan Securities LLC, c/o

Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com); or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 (or by email to: prospectus@morganstanley.com).

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any offer or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the U.S. Securities Act of 1933, as amended.

About Tiendas 3B

Tiendas 3B, a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references “Bueno, Bonito y Barato” - a Mexican saying which translates to “Good, Nice and Affordable” - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB.”

For more information, please visit: https://www.investorstiendas3b.com

Investor Relations Contact

ir@tiendas3b.com

Incorporation by Reference

This current report is incorporated by reference in our registration statement on Form F-3ASR filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 27, 2026 (File No. 333-296270), and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2026

BBB Foods Inc.

By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer